

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2020

Alex Dunn
Chief Executive Officer
Executive Network Partnering Corporation
137 Newbury Street
7th Floor
Boston, MA 02116

> **Re: Executive Network Partnering Corporation**
> **Registration Statement on Form S-1**
> **Filed August 24, 2020**
> **File No. 333-248267**

Dear Mr. Dunn:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

S-1 filed 8/24/2020

Risk Factors, page 23

1. We note the exclusive federal forum provision for Securities Act actions set forth in Section 12.1(b) of your amended and restated certificate of incorporation. However, your disclosure on pages 53 and 131 states that for any action arising under the Securities Act, the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. Please reconcile.

Principal Stockholders, page 109

2. Please disclose in footnote (4) to the table the names of the natural persons with voting or dispositive power over the shares.

Performance Shares, page 119

3.	We note your response to prior comment 3. As previously requested please also clarify, if true, that the actions set forth in the penultimate paragraph of this section would only apply after your partnering transaction (but not in connection with your partnering transaction).

	We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

	Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

	You may contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.

				Sincerely,

				Division of Corporation Finance
				Office of Real Estate & Construction

cc:	Christian Nagler, Esq.